Exhibit 99(a)(5)(A)

ATLANTICUS ANNOUNCES “MODIFIED DUTCH AUCTION” TENDER OFFER
TO PURCHASE UP TO $100.0 MILLION AGGREGATE PRINCIPAL AMOUNT
OF ITS OUTSTANDING 5.875% CONVERTIBLE SENIOR NOTES DUE 2035
AT A PURCHASE PRICE OF UP TO $420 PER $1,000 PRINCIPAL AMOUNT OF NOTES

ATLANTA, GA, June 23, 2014 - Atlanticus Holdings Corporation (NASDAQ: ATLC) (“Atlanticus”) today announced that it has commenced a “Modified Dutch Auction” cash tender offer (the “Tender Offer”) for up to $100.0 million aggregate principal amount of its outstanding 5.875% Convertible Senior Notes due 2035 (the “Notes”). Under the “Modified Dutch Auction” procedure, Atlanticus is offering to purchase the Notes at a price (in multiples of $0.50 per $1,000 principal amount) not greater than $360 or less than $300 per $1,000 principal amount of such Notes. Atlanticus will select the lowest purchase price that will allow it to purchase up to $100.0 million aggregate principal amount of the Notes. If an aggregate of $75.0 million or more in principal amount of the Notes is validly tendered, Atlanticus will pay a purchase price of $420 per $1,000 principal amount of the Notes validly tendered and accepted for purchase, subject to the maximum purchase amount of $100.0 million.
A “Modified Dutch Auction” tender offer allows holders of the Notes to indicate the principal amount of Notes that such holders desire to tender and the price within the indicated price range at which they wish to tender such Notes. Only Notes validly tendered at prices at or below the applicable purchase price selected by us, and not properly withdrawn, will be purchased, subject to proration.
As of June 19, 2014, there were approximately $139.5 million aggregate principal amount of the Notes outstanding.
The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on July 21, 2014, unless extended by Atlanticus (as such time and date may be extended, the “Expiration Date”). Tenders of Notes must be made on or prior to the Expiration Date and Notes may be withdrawn at any time on or prior to the Expiration Date.
The Tender Offer and Atlanticus’ obligation to purchase and pay for the Notes validly tendered and not validly withdrawn is subject to the conditions set forth in the Offer to Purchase (as described below) being satisfied or waived on or prior to the Expiration Date.
Atlanticus will fund the purchase of Notes tendered in the Tender Offer through a new loan obtained solely for the purposes of the Tender Offer. This loan will be secured with all available collateral and will be senior in right of payment to the Notes and any other current or future unsecured obligations of Atlanticus.
U.S. Bank National Association is the paying agent for the Tender Offer and the trustee under the indenture governing the terms of the Notes. For additional information regarding the Tender Offer, contact U.S. Bank at (800) 934-6802 or cts.specfinance@usbank.com.
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Notes. The tender offer is being made pursuant to the tender offer documents, including the Offer to Purchase, dated June 23, 2014. Note holders are urged to read the tender offer statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2014. The Schedule TO includes as an exhibit the Offer to Purchase. These documents have been filed with the SEC and Note holders may obtain them without charge from the SEC at its website (www.sec.gov) or from the paying agent at the contact information listed above.

The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Atlanticus, the paying agent or the trustee for the Notes makes any recommendation in connection with the Tender Offer.
About Atlanticus
Atlanticus invests in businesses primarily focused in the financial services industry. Additional information about Atlanticus is available at www.atlanticus.com.
Forward-Looking Statements
This press release contains forward-looking statements. Statements regarding future events are based on Atlanticus’ current expectations. Actual results may differ materially from those suggested by any forward-looking statement. Forward-looking statements are necessarily subject to associated risks. Information regarding the factors that may impact Atlanticus’ performance is included in Atlanticus’ reports filed with the Securities and Exchange Commission, including its Form 10-Q for the quarter ended March 31, 2014. In providing forward-looking statements, Atlanticus expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.